Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is an article that appeared on the Opinion page of the San Diego Union-Tribune on July 2, 2003. The article relates to the proposed merger between IDEC and Biogen and was co-authored by William H. Rastetter, the Chairman and Chief Executive Officer of IDEC and James C. Mullen, the Chairman and Chief Executive Officer of Biogen.

IDEC & Biogen: Why companies merge

By William H. Rastetter and James C. Mullen

July 2, 2003

Rastetter is the chairman and chief executive officer of IDEC Pharmaceuticals. Mullen is chairman and chief executive officer of Biogen.

On June 23, IDEC Pharmaceuticals and Biogen announced their proposed merger. The combination, if approved by shareholders in the early fall, will accelerate both companies’ strategic plans by five years and create a biotech leader whose products, product pipeline, global scale and financial strength will make it a major new force in the biopharmaceutical industry.

While our merger plans so far have been well received by major stakeholders, we are asked two questions repeatedly in visits with Wall Street analysts and the media – “Why this unprecedented move? And why now?”

A new idea, like new music or new architecture, can be unsettling; a new idea also can be energizing. Frankly, when the two of us first discussed a potential merger, we had no idea where it would lead. But over time curiosity turned to conviction when we realized how much business sense this merger makes.

Alfred North Whitehead said, “We think in generalities, but live in detail.” Now that we’ve gotten past the generalities of our initial discussions, do the hard-nosed details of the merger still make good business sense? We think so, more than ever. Here are several reasons why, and why we think we will succeed where other mergers have stumbled.

| Products: First, this is a merger of two remarkably complementary companies. Biogen is strong in the autoimmune market. AVONEX, its premier product for relapsed multiple sclerosis, generated nearly $1.1 billion in worldwide sales in 2002. Meanwhile, Biogen continues to develop its focus in oncology.

IDEC is the mirror image in many ways of Biogen – strong in oncology with a growing focus in the autoimmune market. IDEC’s drug, Rituxan, co-promoted in the United States with Genentech, Inc., is the most successful and fastest launch of any cancer product, generating $1.48 billion in worldwide sales in 2002. Moreover, both companies have recently launched new products. In April 2002, IDEC commercialized Zevalin, the first radioimmunotherapy for the treatment of certain B-cell non-Hodgkin’s lymphoma, and in February 2003 Biogen commercialized AMEVIVE for the treatment of moderate-to-severe chronic plaque psoriasis. By combining our two core therapeutic platforms, BIOGEN IDEC INC. will speed up our strategic plans by five years, diversify our product portfolio and revenue base, and create shareholder value beyond what either company could achieve separately.

| Product pipeline: Second, both companies have robust product pipelines. Biogen has six product candidates in human clinical trials as well as a strong, follow-on products in AMEVIVE and ANTEGREN, which is in a Phase III clinical trial for multiple sclerosis and Crohn’s disease.

IDEC has four product candidates in human clinical trials, including Rituxan which is being investigated in a new clinical indication – rheumatoid arthritis – in a Phase III trial.

Our combined annual research and development budget will be approximately $500 million with a research and development work force of more than 1,000 employees, including 400 in discovery research, all pursuing the next, new standards of care in autoimmunity and oncology.

| Global scale and capabilities: Third, BIOGEN IDEC possesses key strategic assets on a global scale. For example, there are our combined biologics manufacturing capabilities. Biogen has two biologics manufacturing sites: a 250,000-square-foot facility at Research Triangle Park, N.C., to produce commercial drug material and a smaller facility in Cambridge, Mass., to produce drug material for clinical trials.

IDEC has two biologics manufacturing sites: a 350,000-square-foot facility for commercial material, currently under construction, and a new, smaller, facility for clinical trial material. Both plants are located in Oceanside.

Our combined capabilities in biologics manufacturing will broaden BIOGEN IDEC’s drug development programs by positioning us as the partner of choice for biologics development, manufacturing and commercialization for smaller biotech companies without sufficient capital, infrastructure or expertise.

And recent research indicates that half of the biologics in development by 2010 will come to market through either in-licensing or strategic partnering agreements.

There are other significant synergies and cost-saving opportunities. With scientific centers of excellence in Cambridge and San Diego and offices in Europe, Canada, Australia and Japan, BIOGEN IDEC will avoid duplicative spending on numerous systems and operations, such as information systems, fill/finish operations, sales and marketing and some sales, general and administrative spending.

| Financial strengths: Fourth, the combined company will leverage significant financial strengths. Based on financial statements filed at the end of 2002, BIOGEN IDEC would have had combined revenues of $1.55 billion, net profits of approximately $390 million, research and development spending of $462 million, and cash reserves of $2.3 billion. In the first three categories, BIOGEN IDEC would rank third in the biotech industry, behind Amgen and Genentech.

In addition, the combined company’s financial muscle will position it for expansion in the years ahead. Currently we estimate BIOGEN IDEC will grow each year at approximately 15 percent in revenues, 20 percent in earnings per share, 35 percent in operating margin and 25 percent in net margin.

Moreover, BIOGEN IDEC’s market capitalization will broaden its appeal to large-capitalization investors and increase its standing in important stock market indices, such as the Standard & Poor’s 500 and Russell 1000 and 3000.

| Shared cultures: Finally, in addition to operational synergies, BIOGEN IDEC also possesses a strong cultural fit – deeply held values and assumptions shared within both companies that drive positive attitude and high performance. Not only does BIOGEN IDEC share common roots, values and focus, both companies have collaborative ties, which was partly the impetus behind our merger initial discussions.

Some BIOGEN IDEC management teams and scientists have known and respected each other for years. Recently, these contacts led to a collaborative agreement in cancer, prompting even closer rapport and renewed respect. Strategically, it didn’t take long to realize that we each possessed what the other was looking for.

Nonetheless, there will be plenty of risks and challenges ahead. Few enterprises are chancier than biotechnology. Still, the greatest risk is passing up the opportunity of merging these two biotech pioneers and creating the industry’s next new powerhouse.

Two centuries ago a little-known English author said what we believe is the clue and the key to a successful integration: “Obstacles are those frightful things you see when you take your eyes off the goal.”

We are confident our leadership teams, charged with integrating both companies, and our dedicated employees, tasked with implementing these changes, will keep their eyes on the goal.

Inspired with new vision, leadership and purpose, BIOGEN IDEC will create in the coming years new standards of care in cancer and autoimmune diseases for patients and their caregivers as well as new exciting new opportunities for our many stakeholders.

Copyright 2003 Union-Tribune Publishing Co.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials, when they become available, because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.